FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of October 3, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F__X__  Form 40-F____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes____         No__X__


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

Tenaris to Complete Acquisition of Maverick Tube Corporation on October 5, 2006

     LUXEMBOURG--(BUSINESS WIRE)--Oct. 2, 2006--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) announced that, following the vote today by a majority of Maverick Tube Corporation's stockholders in favor of the proposed acquisition by Tenaris, the acquisition should be completed on October 5, 2006. On that date, Tenaris will transfer to the paying agent for the transaction US$65 per share in cash for each issued and outstanding share of Maverick's common stock and a subsidiary of Tenaris will merge with and into Maverick.

     To finance the acquisition and the payment of related obligations (including outstanding indebtedness of Maverick), Tenaris and some of its subsidiaries have entered into syndicated term loan facilities in an aggregate of up to US$2.7 billion; the balance will be met from cash on hand. Citibank and BNP Paribas have acted as global coordinators, lead arrangers and bookrunners for the syndicated loan facilities. Tenaris will consolidate Maverick's balance sheet and results of operations in its consolidated financial statements beginning in the fourth quarter of 2006.

     German Cura, who has been appointed as Area Manager of Tenaris's operations in North America (USA and Canada), will lead the integration of Maverick's operations into those of Tenaris. Tenaris will move promptly to integrate Maverick into its global industrial and commercial system and to market Maverick's products and services under the Tenaris brand. Tenaris's operations in the United States and Canada have grown rapidly since it began operating the AlgomaTubes seamless pipe mill in 2000; with Maverick, Tenaris will be a leading supplier of OCTG products and services in North America able to support its customers with the full range of applications from onshore shallow wells to extremely demanding deepwater wells in the Gulf of Mexico.

     Tenaris is the leading global manufacturer and supplier of tubular products and services used in the drilling, completion and production of oil and gas and a leading supplier of tubular products and services used in process and power plants and specialized industrial and automotive applications. Through our integrated global network of manufacturing, R&D and service facilities, we are working with our customers to meet their needs for the timely supply of high performance products in increasingly complex operating environments.

     Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks about the completion and effects of the proposed acquisition and risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


     CONTACT: Tenaris
              Nigel Worsnop, 1-888-300-5432
              www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing the completion of the acquisition of Maverick Tube Corporation on October 5, 2006.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 3, 2006



                                  Tenaris, S.A.



By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary